unaxis

RECEIVED

2005 JUL 11 P 3:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34643

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50



05009607

Date July 06, 2005
Contact Martina C. Schuler

SUPPL

Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i.A. Martina C. Schuler

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

Nicolas Weidmann
Corporate Communications

Enclosure

- **Semiconductor-related business activities to remain at Unaxis**

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
88008 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

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unaxis esec balzers Leybold vacuum Contraves Space

unaxis

Rule 12g3-2(b) File No. 82-5190

Media release

Semiconductor-related business activities to remain at Unaxis

Pfäffikon SZ, July 6, 2005 – At its meeting today, the new Unaxis Board of Directors resolved to keep the company's semiconductor-related business activities, regardless of the purchase offers that have been received. The related negotiations with potentially interested buyers have been discontinued.

The Board of Directors is convinced that, given the existing product portfolio, an independent development of the Semiconductor Equipment segment within the Unaxis Group represents the best possible option for benefiting from the anticipated upswing in the market. The Semiconductor Equipment segment, which consists of the Wafer Processing and Assembly & Packaging (ESEC) divisions, will be developed further after completion of the current restructuring measures. Kenneth T. Barry, Chief Operating Officer (COO) of Unaxis, will remain head of the Semiconductor Equipment segment.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com